NeuroSense Therapeutics

January 2024

Nasdaq: **NRSN**



Forward-Looking Statements

This presentation and oral statements made regarding the subject of this presentation contain "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 that involve substantial risks and uncertainties. All statements contained in this presentation other than statements of historical facts, including our business strategy and plans and objectives for future operations, including our financial performance, are forward looking statements. The words " anticipate"," believe," "continue," "estimate," "expect," "intend," "may," "will" and similar expressions are intended to identify forward looking statements. We have based these forward-looking statements largely on our current expectations and projections about future events and trends that we believe may affect our financial condition, results of operations, business strategy, short term and long-term business operations and objectives and financial needs.

Forward looking statements made in this presentation include statements about the timing of reporting neurofilament and biomarker results from our ALS Phase 2b clinical trial and of other clinical and regulatory milestones, including target market and opportunities for our product candidates; our expectations regarding our competitive advantages; the planned development timeline of our product candidates; and characterizations of the pre-clinical and clinical trial results of our product candidates. Forward looking statements are subject to a number of risks and uncertainties and represent our views only as of the date of the presentation. The future events and trends discussed in this presentation may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements due to, among other things, a delay in the reporting of neurofilament and biomarker results from our ALS Phase 2b clinical trial, a delay in other clinical and regulatory milestones, and the development and commercial potential of any product candidates. More information about the risks and uncertainties affecting the Company is contained under the heading "Risk Factors" in the Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 22, 2023 and the Company's subsequent filings with the SEC. We undertake no obligation or duty to update information contained in these forward-looking statements, whether as a result of new information, future events or otherwise.

Trademarks in this presentation are the property of their respective owners and used for informational and educational purposes only.

NeuroSense Highlights

Developing **novel therapies for neurodegenerative diseases of high unmet need**

Significant top line results from Phase 2b study for ALS[1]
Additional catalysts expected:
Neurofilament results (Jan 2024)
Biomarker results (H1 2024)

Existing partnership with big pharma, and
fully funded through Q2 2024

[1] ALS - Amyotrophic Lateral Sclerosis, also referred to as Lou Gehrig's Disease

Focused Pipeline

Diseases with Limited Treatment Options and High Commercial Opportunity


Indication
Discovery
Pre-clinical
Phase 1
Phase 2
Phase 3
NDA
Next Milestone
ALS
• NfL[1] (Jan. 2024)
• Biomarker data (H1 2024)
Alzheimer's
• Completion of Phase 2 enrollment (H2 2024)
Parkinson's
• Exploring potential co-development

[1] NfL: Neurofilament

NeuroSense Therapeutics
Nasdaq: NRSN

ALS

is an incurable neurodegenerative disease, causing complete paralysis and ultimately death within 2-5 years from diagnosis


Shay: Dec. 2010
Shay: Mar. 2013

+5,000
New cases of ALS each year (US)[1]

>80,000
ALS Patients in NeuroSense's planned target market[2]

~$3B
Annual Market Opportunity[3]

~24%
Growth in Patients by 2040 in the US and EU[2]

[1] Johns Hopkins Medicine
[2] Projected increase in amyotrophic lateral sclerosis from 2015 to 2040, Nature Communications, 2016
[3] Management estimate

A Unique Synergistic Formulation With A Powerful Outcome

NeuroSense Therapeutics
Nasdaq: NRSN

PrimeC is a novel formulation, consisting of **specific doses** of two FDA-approved drugs, designed to work **synergistically** on more than one target in ALS

Celecoxib - an NSAID which reduces:

- Neuroinflammation
- Glutamate excitotoxicity
- Oxidative stress

Ciprofloxacin - a fluoroquinolone which regulates:

- MicroRNA synthesis
- Iron accumulation


PrimeC
Iron Accumulation
Glutamate Excitotoxicity
Neuroinflammation
RNA Metabolism
Oxidative Stress

PrimeC's effect on pathways which lead to neuron death in ALS

Synergistic Benefit: *In-Vitro* & *In-Vivo*

NeuroSense Therapeutics
Nasdaq: NRSN

Synergistic Mode of Action



Passive Diffusion
MDR- mediated efflux
Passive Diffusion
Cytoplasm

This finding is attributed to **Celecoxib** blocking exit of **Ciprofloxacin** in the neuron

Improved Pharmacokinetic (PK) Profile



Male *Mouse Brain* PK Comparison
Cipro vs. Combo
Concentration (ng/ml)
40
30
20
10
0
Ciprofloxacin+Celecoxib
Ciprofloxacin
***
0
0.5
2
4
6
Time (h)

PrimeC's combination (**Celecoxib** + **Ciprofloxacin**) **remained at a higher concentration in rodent brain tissue for longer**, when compared to administration of **Ciprofloxacin alone**

PrimeC Demonstrated Statistically Significant Efficacy in Key Pre-Clinical Study

NeuroSense Therapeutics
Nasdaq: NRSN

Studies were conducted in the laboratory of Dr. Justin Ichida, University of Southern California, using an induced Pluripotent Stem Cell (iPSC) Model Generated from People Living with ALS



ALS patient blood
Isolated Peripheral Blood Mononuclear cells (PBMCs)
IPSCs
IPSCs + / - Treatments
Survival (%)
100
50
0
0
5
10
15
20
Days
ALS Celecoxib + Ciprofloxacin
CTRL Vehicle
ALS Celecoxib
ALS Ciprofloxacin
ALS Vehicle

Collaboration with Dr. Ichida



Candidate compounds on sALS30 iMN survival
NeuroSense
Amylyx
Mitsubishi Tanabe
Hazard ratio
2.0
1.5
1.0
0.5
0.0
***
***
***
*
*
Healthy Control
PrimeC Combination
AMX0035 Combination
Dexpramipexole
Dihydrotestosterone
Radicava¹
Tolmetin
P021
hAtaxin2 ASO
Ibudilast
Curcumin

Independent, non-sponsored research

[1] Radicava is a registered trademark of Mitsubishi Tanabe Pharma Corporation

PrimeC Unique Formulation Induces a Synchronized PK Profile


PK profile studies in humans


Synchronized concentration peak
Concentration (ng/ml)
2500
2000
1500
1000
500
0
0
2
4
6
8
10
12
Time (h)
PrimeC ciprofloxacin
Ref ciprofloxacin
PrimeC celecoxib
Ref celecoxib

A synchronized PK profile of the two compounds, potentially **maximizes the synergy between them**

PrimeC Met Primary Endpoints and Exploratory Endpoints in Phase 2a Study

NeuroSense Therapeutics
Nasdaq: NRSN

NST002

15 patients

Open-Label

Intermediate formulation of PrimeC

12-month dosing

Clinic visit every 3 months

Phone visit every 1.5 months

Location: Tel Aviv Sourasky Medical Center

- Well tolerated, no drug related SAEs
- Reduced functional and respiratory deterioration
- Significant changes in ALS-related biomarkers

These results led NeuroSense to commence a Phase 2b clinical study, using an improved new extended-release formulation of PrimeC

NeuroSense Therapeutics
Nasdaq: NRSN

PrimeC Phase 2b Trial Design

Randomized, Prospective, Double-Blind, Placebo-Controlled Study

PARADIGM
SHIFTING THE PARADIGM



Double Blind - 6 Months
(N=68)
Open Label Extension
12 Months
PrimeC (N=45)
Screening
(N=73)
PrimeC
Placebo (N=23)
Randomization
Baseline
60
120
180
Clinical visits (Days)

~90% of patients in PrimeC and Placebo groups were co-treated with Riluzole

PARADIGM used PrimeC's novel extended-release formulation

- *4 Screen Failures*
- *One participant misdiagnosed for ALS*

PrimeC Phase 2b Trial Endpoints

NeuroSense Therapeutics
Nasdaq: NRSN
PARADIGM

1 Primary Endpoints

- Safety and Tolerability Measures
- ALS-Hallmark Biomarker Measures of TDP-43 and ProstaglandinJ2 (results expected H1 2024)

2 Secondary Efficacy Endpoints

- ALSFRS-R (ALS Functional Rating Scale)
- SVC (Slow Vital Capacity)
- Survival

Exploratory Endpoint

- Neurofilaments (results expected Jan 2024)

PrimeC Phase 2b Study

ITT and PP Pre-specified Analyses

NeuroSense Therapeutics
Nasdaq: NRSN
PARADIGM

Intent to Treat (ITT) and Per Protocol (PP) are both pre-specified analyses within the study

ITT assesses the effect of the treatment on all patients enrolled in the study while PP analysis includes only patients who strictly adhered to the study protocol[1]

Both analyses are valid, yet PP best answers the question of what is the effect of receiving the treatment on a group of patients versus the effect of assigning the treatment to a group of patients[1]

Analysis
Pre-defined populations

	ITT (N=68)	PP (N=62)
PrimeC	n=45	n=43
Placebo	n=23	n=19

[1]Tripepi G, Chesnaye NC, Dekker FW, Zoccali C, Jager KJ. Intention to treat and per protocol analysis in clinical trials. Nephrology. 2020;25:513–517.

PrimeC Phase 2b Study

Inclusions / Exclusions

NeuroSense Therapeutics
Nasdaq: NRSN

PARADIGM

Inclusion Criteria

- Males or females between the ages of 18 and 75 years of age
- Diagnosis of familial or sporadic ALS
- Disease duration less than 30 months prior to screening
- Pre-enrollment ALSFRS-R slope from disease onset ≥ 0.3 points per month
- ALSFRS-R at screening ≥ 25
- Item 3 (swallowing) in ALSFRS-R ≥ 3
- Subjects may be treated in parallel with Riluzole and/or Edaravone and/or Sodium Phenylbutyrate/TUDCA
- Upright slow vital capacity (SVC) ≥ 60%
- 18 < BMI < 30

Exclusion Criteria

- Patients with known hypersensitivity to celecoxib or ciprofloxacin and related exclusions derivative from the celecoxib and ciprofloxacin labels

NeuroSense Therapeutics
Nasdaq: NRSN
PARADIGM

PrimeC Phase 2b Study:
Well Balanced Enrollment

	PrimeC n=45	Placebo n=23
Male	60.0%	60.9%
Female	40.0%	39.1%
Age	59.1	54.9
Height (cm)	170.8	171.2
Weight (kg)	70.6	71.1
BMI (kg/m2)	24.1	24.0
TRICALS Risk Profile	-4.2	-4.4
Patients on background ALS therapy	91%	87%
PP Analysis (PrimeC=43; Placebo=19)		
ALSFRS-R at baseline	37.9	37.9
% Predicted SVC at baseline	89.4	83.9

NeuroSense Therapeutics
Nasdaq: NRSN
PARADIGM

PrimeC Phase 2b Study Results
Achieved Primary Endpoints with a Safety and Tolerability Profile Comparable to Placebo

Summary of All Adverse Events	PrimeC (N=45)	Placebo (N=23)
Adverse Events (AE)	68.9%	65.2%
Treatment-Emergent AEs (TEAE)	68.9%	65.2%
Study Drug Related Treatment-Emergent AEs (TEAE)	20.0%	4.3%
Serious Treatment-Emergent AEs (TEAE)	8.9%	8.6%
Subject death	4.4%	4.3%
TEAE leading to Study Drug Discontinuation	6.7%	4.3%
TEAE leading to Study Drug Reduction	0.0%	0.0%
TEAE leading to Study Drug Interruption	15.6%	8.6%

All Adverse Events Were Transient and Expected

No Drop-outs Due To Adverse Events

Phase 2b Study Results – Per Protocol Population Analysis

PrimeC Significantly Attenuated Disease Progression by 37% in ALSFRS-R (p=0.03)



Double- Blind Period
40
35
30
Mean ALSFRS-R Score
PrimeC
Placebo
37.4%
* p value = 0.03
Baseline
60
120
180
Days from Baseline

* Per Protocol Population

Note: A 29% reduction (p-0.12) in ALSFRS-R was observed in the ITT analysis

NeuroSense Therapeutics
Nasdaq: NRSN
PARADIGM

Losing or Keeping a Single Point On the ALSFRS-R May Have a Significant Impact

A 1-point decrease in the hands' Functional Loss Score can represent a transition from independent feeding to requiring assistance.

A 1-point stumble in the legs can be the difference between walking with a cane and not being able to walk at all.

A 1-point drop on the swallowing assessment scale can mark the critical threshold between self-sufficiency and the necessity of supplemental tube feeding.

A 1-point loss in breathing can cause a transition from independent breathing to requiring the use of a machine ventilator.

Cedarbaum JM, Stambler N, Malta E, et al. The ALSFRS-R: a revised ALS functional rating scale that incorporates assessments of respiratory function. BDNF ALS Study Group (Phase III). J Neurol Sci. 1999;169(1-2):13-21. doi:10.1016/s0022-510x(99)00210-5

Phase 2b Study Results – Per Protocol Population Analysis

PrimeC Slowed the Loss of Physical Functions vs Placebo

NeuroSense Therapeutics
Nasdaq: NRSN


ALSFRS-R Total Score
Placebo
PrimeC
Number of Points Lost
0
-1
-2
-3
-4
-5
-6
-7
-8
-9
-8.61
-5.39
3.22
Point Difference
(P=0.03)

Mean ALSFRS-R total score was 3.22 points higher at 6 months for PrimeC compared to placebo

Source: https://www.alspathways.ca/category/assessing-function/

Phase 2b Study Results – Per Protocol Population Analysis

PrimeC Slowed the Loss of Physical Functions vs Placebo

NeuroSense Therapeutics
Nasdaq: NRSN
PARADIGM


Bulbar:
• Speech
• Salivation
• Swallowing
Respiratory:
• Dyspnea
• Orthopnea
• Respiratory insufficiency
Fine Motor:
• Handwriting
• Cutting food
• Dressing and hygiene
Gross Motor:
• Turning in bed
• Walking
• Climbing stairs


Bulbar
Number of Points Lost
0
-1
-2
-3
-4
-1.36
-0.83
0.53
Point Difference
(P=0.16)


Respiratory
Number of Points Lost
0
-1
-2
-3
-4
-1.71
-0.57
1.14
Point Difference
(P=0.04)

Background
Respiratory failure is the most common cause of death from ALS


Fine Motor
Number of Points Lost
0
-1
-2
-3
-4
-2.51
-1.99
0.52
Point Difference
(P=0.42)


Gross Motor
Number of Points Lost
0
-1
-2
-3
-4
-2.94
-2.10
0.84
Point Difference
(P=0.14)

Source: https://www.alspathways.ca/category/assessing-function/

Phase 2b Study Results – Per Protocol Population Analysis

PrimeC Attenuated Slow Vital Capacity (SVC) by 17.2%


Double- Blind Period
100
90
80
70
60
predicted SVC Score (%)
PrimeC
Placebo
17.2%
p value = 0.39
Baseline
60
120
180
Days from Baseline

* Per Protocol Population

Note: A 13.3% reduction (p=0.5) in SVC was observed in the ITT analysis

Pioneering Approach to ALS Biomarker Research To Maximize Clinical Efforts

NeuroSense is collaborating with leading KOLs and industry on the PARADIGM trial to elucidate PrimeC's MOA via novel methodologies

PARADIGM
SHIFTING THE PARADIGM

- Interplay Between TDP-43 and RNA Regulation
- Biomarker Driven Proteomics (indiviv)
- microRNA Profiling (macrogen; Tel Aviv University)
- Neuronal Derived Exosomes
- Neurofilaments (Biogen)
- Identification of Novel Biomarkers (Massachusetts General Hospital; Harvard)

Proven Success of Combined Therapy

NeuroSense Therapeutics
Nasdaq: NRSN

Case Study: Amylyx (NASDAQ: AMLX)

Market Cap: ~ $1 B (Jan 2024)

Drug: ALS Combination Therapy of generic + supplement

Price: $158,000/ year

Estimated 2026 Sales: $1.1B/ year[1]

The FDA approved Amylyx's drug, AMX0035 (Relyvrio[2]), in September 2022 after Phase 2 clinical trial attenuated diseases progression ***(ALSFRS-R) by 25%*** *when compared to placebo[3]*

Successful combination strategies in neurology:

Alzheimer's
Donepezil + Memantine

Parkinson's
Entacapone + levodopa/carbidopa

ALS
Sodium Phenybuterate + Taurursodiol

SMA
Onasemnogene + Nusinersen

Epilepsy
Lamotrigine + Valproate/Carbamazepine

[1] SVB Securities analyst Marc Goodman
[2] Relyvrio is a registered trademark of Amylyx
[3] Study results are not for comparison

PrimeC: Strong Clinical and Commercial Potential


NeuroSense
Therapeutics

Novel combination therapy candidate of approved products optimized for PK and synergistic effects to address ALS and potentially other disease targets

Robust clinical efficacy and excellent safety profile observed from ALS Phase 2a and 2b clinical studies

- **37% reduction in ALSFRS-R (p=0.03) in phase 2b study**

Expedited and de-risked regulatory pathway (orphan drug designation / 505(b)2 pathway)

Patent coverage for novel formulation, method & combination (until 2038)

Alzheimer's (AD) Studies Reveal Potential Effect of NeuroSense's Combination Therapy

NeuroSense Therapeutics
Nasdaq: NRSN


Aβ40 (pg/ml)
60
40
20
0
Control
AD
Aβ42 (pg/ml)
50
40
30
20
10
0
*
Control
AD
2000
1500
1000
500
0
*
Control
AD
Tau (pg/ml)
1500
1000
500
0
Control
AD
pTau (pg/ml)
2.5
2.0
1.5
1.0
0.5
0.0
**
Control
AD
30
20
10
0
***
Control
AD



Biomarkers tested in Neuronal Derived Exosomes comparing non-treated Healthy vs. AD patients, **to elucidate the potential target engagement of CogniC.**

Biomarker data were analyzed using a Mann-Whitney U test comparing AD samples with controls.
*P<0.05, **P<0.01, ***P<0.001

AD Phase 2 Study Design

Randomized, Prospective, Double-Blind, Placebo-Controlled Study

RoAD

20 patients with mild to moderate AD

1:1 PrimeC to Placebo

CogniC- intermediate formulation (=PrimeC - ER)

12-month dosing

Clinic visit every **3** months

Single-center


1
2
3

Primary Endpoint Safety & Tolerability

Secondary Efficacy Clinical Outcomes

Target Engagement Biomarkers

Exceptional Scientific Advisory Board



Prof. Jeremy Shefner (Chair)

Senior Vice President at the Barrow Neurological Institute

Chair of the Department of Neurology



Prof. Orla Hardiman

Head of Academic Unit of Neurology at Trinity College Dublin and Consultant Neurologist at Beaumont

Co-Chair of the European Consortium to Cure ALS and Chair of the Scientific Committee of ENCALS



Prof. Merit Cudkowicz

Chief of Neurology at Mass General and Director, Sean M. Healey & AMG Center for ALS

Professor of Neurology at Harvard Medical School



Dr. Jinsy Andrews

Associate Professor of Neurology, Division of Neuromuscular Medicine, Columbia University

Director of Neuromuscular Clinical Trials



Prof. Jeffrey Rosenfeld

Professor of Neurology and Associate Chairman of Neurology at Loma Linda University School of Medicine

Medical Director of Center for Restorative Neurology at Loma Linda University

Key Collaborations

HARVARD MEDICAL SCHOOL

MASSACHUSETTS GENERAL HOSPITAL

Tel-Aviv Sourasky Medical Center

Biogen

NeuraLight

Quantalx Neuroscience

indiviv

TEL AVIV UNIVERSITY

UMC Utrecht

USC

EUpALS

ALS ASSOCIATION

IsrA.L.S

EVERYTHINGALS CARE TO CURE

Milestones Achieved and Upcoming Potential Catalysts

NeuroSense Therapeutics
Nasdaq: NRSN

2022

- ✔ Initiated ALS Phase 2b PARADIGM study
- ✔ Received FDA IND Clearance for PrimeC
- ✔ Completed PK study single-dose & multi-dose successfully
- ✔ Completed In-life 90-day GLP toxicology study successfully

2023

- ✔ Completed Alzheimer's biomarker study with positive results
- ✔ Completed Parkinson's biomarker study with positive results
- ✔ Type D Meeting with the FDA
- ✔ Release ALS Phase 2b clinical study top-line results
- ✔ Initiated Alzheimer's Phase 2 study

2024

- ***Neurofilament Results***
- ***Biomarker Results***
- ***ALS End of Phase 2 Meeting with the FDA and EMA***
- ***Initiate ALS Phase 3 clinical study as needed***

NeuroSense Therapeutics

Nasdaq: NRSN

For more information:

info@neurosense-tx.com



Phase 2b Study Results – Intent to Treat Analysis

PrimeC Attenuated Disease Progression By 29.2% Difference in ALSFRS-R


Adjusted ALSFRS-R Total Score
Adjusted ALSFRS-R Total Score
35
30
PrimeC (N=45)
Placebo (N=23)
29.2%
p-value= 0.12
Baseline
60
120
180
Days from baseline

Phase 2b Study Results – Intent to Treat Analysis

Slow Vital Capacity (SVC): Observed a 13.3% Decrease in Patients treated with PrimeC vs Placebo



Adjusted Predicted SVC (%)
Adjusted Predicted SVC (%)
100
90
80
70
60
Baseline
60
120
180
Days from baseline
PrimeC (N=45)
Placebo (N=23)
13.3%

PrimeC Slowed the Loss of Physical Function vs. Placebo at 6-months

NeuroSense Therapeutics
Nasdaq: NRSN
PARADIGM

	Intention To Treat (ITT)							Per Protocol (PP)						
Sensitivity Analysis: Mixed Model of Repeated Measures - Double-blind Period; Day 180	n	PrimeC (N=45) Adjusted Mean [95% CI]	n	Placebo (N=23) Adjusted Mean [95% CI]	Mean Difference (95% CI)	P-value	% Difference PrimeC vs Placebo	n	PrimeC (N=43) Adjusted Mean [95% CI]	n	Placebo (N=19) Adjusted Mean [95% CI]	Mean Difference (95% CI)	P-value	% Difference PrimeC vs Placebo
ALSFRS-R Total Score	40	32.09 [30.206, 33.981]	#	29.862 [27.424, 32.301]	2.232 [-0.606, 5.069]	0.12	29.22	40	32.515 [30.686, 34.343]	17	29.295 [26.742, 31.848]	3.220 [0.337, 6.103]	0.03	37.42
Bulbar Domain Score	40	10.263 [9.808, 10.718]	#	9.849 [9.255, 10.443]	0.414 [-0.285, 1.113]	0.24	33.09	40	10.272 [9.824, 10.720]	17	9.740 [9.094, 10.385]	0.532 [-0.215, 1.280]	0.16	39.12
Fine Motor Domain Score	40	5.887 [5.076, 6.698]	#	5.495 [4.464, 6.527]	0.392 [-0.779, 1.563]	0.51	16.30	40	6.111 [5.274, 6.948]	17	5.595 [4.444, 6.747]	0.516 [-0.759, 1.791]	0.42	20.60
Gross Motor Domain Score	40	4.689 [3.931, 5.447]	#	4.185 [3.244, 5.126]	0.504 [-0.544, 1.553]	0.34	19.27	40	4.804 [4.040, 5.568]	17	3.965 [2.940, 4.989]	0.840 [-0.274, 1.953]	0.14	28.59
Respiratory Domain Score	40	11.064 [10.422, 11.707]	#	10.255 [9.385, 11.125]	0.809 [-0.256, 1.874]	0.13	52.36	40	11.132 [10.516, 11.747]	17	9.992 [9.086, 10.898]	1.140 [0.067, 2.213]	0.04	66.74
Percent Predicted Slow Vital Capacity (%)	40	71.378 [66.290, 76.467]	#	68.909 [62.368, 75.449]	2.469 [-4.873, 9.811]	0.5	13.28	40	71.588 [66.224, 76.951]	16	68.096 [60.609, 75.583]	3.492 [-4.640, 11.624]	0.39	17.28